

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2008

Mr. David Zaiken
Chief Executive Officer
Siberian Energy Group Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

> **Re: Siberian Energy Group Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated December 21, 2007**
> **File No. 333-118902**

Dear Mr. Zaiken:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and response letter dated December 21, 2007, and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Executive Compensation, page 48

1.   We read your responses to prior comments 2 and 7, regarding the discounting applied in valuing common shares issued in exchange for property and services, in which you explain how you valued the stock conveyed. You state that you applied a 30% discount to the quoted market prices of the shares at the time of issuance, which you attribute to the following factors.

- One year sale restriction under Rule 144 of the Securities Act

- Impact that selling a large number of shares would have on the market price (bulk sale)

- Risky nature of your oil and gas exploration business

- Unsteady financial position and risk you may not find adequate financing for your operations

- Liabilities with established values settled based on discounting concept

The guidance in paragraphs 6 and 58 of SFAS 107 generally preclude factoring in a discount from market for blocks of shares. The guidance in paragraph 5 of SFAS 107 reinforces the view that quoted market prices represent fair value, and are not compatible with discounting, based on values ascribed to shares issued in settling liabilities. As for the risky nature of your business and unsteady financial position, these are factors that would already be reflected in the quoted market prices of your shares, assuming you have made appropriate disclosure in your public filings. And until you have transitioned to the guidance in SFAS 157, the guidance in footnote 2 to SFAS 115 would characterize the one year Rule 144 restriction as other than qualifying for discount. Therefore, we see no basis for the discounting you have described. Accordingly, it appears you will need to revise your financial statements to value the common shares issued for property and services based on the quoted market price of the shares.

However, if you have contractual arrangements that impose a restriction extending beyond one year, which would thereby support some portion of the total discount utilized, you will need to identify the portion of the 30% discount that is applicable to this factor and submit the underlying documents showing how the restriction has been secured. Under this scenario, restatement would nevertheless be required to eliminate the effects of discounting for that portion of the discount attributed to the other factors.

Since you issued shares in exchange for property that is being accounted for under the full cost methodology, and given your views concerning the value of the property disclosed on page 7, you will also need to address the implications of correcting your accounting for this transaction on the results of your ceiling test. Your present disclosure suggests that a ceiling test write-down may be required because you have assessed the unproved property costs at a value that would fall below the value that would result using the quoted market price for the shares issued in that transaction.

Please provide us with a draft amendment reflecting the corrections to your accounting and your proposed expanded disclosure for each of the transactions entailing the issuance of common stock, other than pursuant to the exercise of options and warrants. However, if you have utilized similar discounting in valuing options and warrants, also correct those valuations and address the revisions in your disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief